As filed with the Securities and Exchange Commission on July 25, 2013

Registration No. 333-176775

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4

TO

FORM S-11

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INLAND REAL ESTATE INCOME TRUST, INC.

(Exact name of registrant as specified in governing instruments)

2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000

(Address, including zip code, and telephone number, including, area code of principal executive offices)

The Corporation Trust, Inc.
300 East Lombard Street
Baltimore, Maryland 21202
(410) 539-2837

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Michael J. Choate, Esq.	Robert H. Baum
Shefsky & Froelich Ltd.	Executive Vice President and
111 East Wacker Drive	General Counsel
Suite 2800	The Inland Real Estate Group, Inc.
Chicago, Illinois 60601	2901 Butterfield Road
(312) 836-4066	Oak Brook, Illinois 60523
(630) 218-8000

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. X (Registration No. 333-176775)

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	X	Smaller reporting company	☐
(Do not check if a smaller reporting company)

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Explanatory Note

This Post-Effective Amendment No. 4 to Form S-11 Registration Statement (Registration No. 333-176775) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Consolidated Financial Statements and Exhibits

(b)	Exhibits. The following exhibits are filed as part of this Registration Statement:

	Exhibit No.	Description
	10.60	First Amendment to Dealer Manager Agreement, effective as of July 19, 2013, by and between Inland Real Estate Income Trust, Inc. and Inland Securities Corporation (filed herewith)
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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on the 25th day of July, 2013.

INLAND REAL ESTATE INCOME TRUST, INC.

By:	/s/ JoAnn M. McGuinness
Name:	JoAnn M. McGuinness
Its:	President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	*	Director and Chairman of the Board	July 25, 2013
Name:	Daniel L. Goodwin

By:	/s/ JoAnn M. McGuinness	Director, President and Chief Operating Officer (principal executive officer)	July 25, 2013
Name:	JoAnn M. McGuinness

By:	*	Director	July 25, 2013
Name:	Lee A. Daniels

By:	*	Director	July 25, 2013
Name:	Stephen Davis

By:	*	Director	July 25, 2013
Name:	Gwen Henry

By:	/s/ David Z. Lichterman	Treasurer and Chief Accounting Officer (principal financial officer and principal accounting officer)	July 25, 2013
Name:	David Z. Lichterman

By: *	/s/ Roberta S. Matlin		July 25, 2013
Roberta S. Matlin, Attorney-in-fact

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Exhibit Index

EXHIBIT NO.	DESCRIPTION

10.60	First Amendment to Dealer Manager Agreement, effective as of July 19, 2013, by and between Inland Real Estate Income Trust, Inc. and Inland Securities Corporation *

* Filed as an exhibit to this Post-Effective Amendment No. 4.

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